Exhibit 14.1

Code of Business Conduct
Revised January 17, 2017

Introduction

It is the general policy of Sonoma Pharmaceuticals, Inc. (the “Company”) to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws. In carrying out this policy, the Board of Directors of the Company has adopted the following Code of Business Conduct (the “Code”).

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of the Company. All such persons must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. Those who violate the standards in this Code or who fail to cooperate with management directions given to effect compliance with this Code may be subject to disciplinary action, possibly including termination of employment. For guidance with respect to issues not addressed in this Code, employees should follow the Company’s internal policies and procedures.

If you have any questions regarding this Code, you should address these questions to your supervisor, or to the general counsel or other person identified by the Company as its compliance officer (the “Compliance Officer”).

Basic Principles and Practices

Honest and Ethical Conduct

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically. Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

Compliance with Laws, Rules and Regulations

Company policy requires that our business activities comply with both the letter and the spirit of all applicable laws, rules and regulations. Although not all employees, directors or officers are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel or counsel.

The Company’s products are subject to a variety of laws and regulations that govern healthcare and pharmaceutical products. Every officer and employee is responsible for compliance with product regulation requirements, including marketing approvals, conduct of clinical studies, good manufacturing practices and standards, labeling and advertising/promotion requirements.

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Confidentiality

Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or legally required. Employees, directors and officers who come into possession of non-public Company information must safeguard the information from the public and not intentionally or inadvertently communicate it to any person (including family members and friends) unless the person has a need to know the information for legitimate, Company-related reasons. This duty of confidentiality is important both as to the Company’s competitive position and with respect to the securities laws applicable to the Company as a public company. Confidential information cannot be disclosed by any employee, director and officer to any third party unless the third party has signed a nondisclosure agreement approved by the Company’s management, and should be divulged only to persons having a need to know the information in order to carry out their job responsibilities. You must also abide by any specific agreements, such as an Employment, Confidential Information, Invention Assignment and Arbitration Agreement, regarding confidentiality between you and the Company.

Consistent with the foregoing, all employees, directors and officers should be discreet with respect to confidential information about the Company and not discuss it in public places.

Confidential information related to the Company can include a variety of materials and information regarding the ongoing operations and plans of the Company, and also includes information that customers or collaborators have provided to the Company. For example, confidential information can include product development plans, clinical and research results, regulatory matters, patents, trademarks, copyrights, laboratory processes, product information, information regarding the financial health of the Company, salary and personnel information and marketing and sales plans.

Conflicts of Interest

A “conflict of interest” arises when a person’s loyalties or actions are divided between the interests of the Company and those of another, such as a competitor, supplier or customer, or personal business. A conflict of interest can arise when an employee, director or officer (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. A conflict of interest may also arise when an individual, or members of his or her family, receives an improper personal benefit as a result of his or her position in, or relationship with, the Company. Moreover, the appearance of a conflict of interest alone can adversely affect the Company and its relations with customers, suppliers and employees.

Employees, directors and officers are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. It is almost always a conflict of interest for employees or officers to work simultaneously for a competitor, customer or supplier. In this regard, Company personnel shall not have any undisclosed financial interest in any competitor, supplier, customer, or strategic partner if that interest would create a conflict of interest with the Company. If there is such an interest, the employee should disclose the nature of the interest to the human resources department or the Compliance Officer, as appropriate; provided, however, that employees, directors and officers may maintain small investments in publicly held companies in which such individual has no influence or control.

A conflict of interest can also arise with respect to employment of relatives and persons with close personal relationships. If an employee or someone with whom an employee has a close relationship (e.g., a family member or close companion) has a financial or employment relationship with an actual or potential competitor, supplier or customer, the employee must disclose this fact in writing to the Compliance Officer. The Company may take any action that it deems necessary in its sole discretion to avoid or remedy an actual, prospective or perceived conflict of interest, including a reassignment of some or all of the employee’s duties or change of the employee’s position.

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Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

A conflict of interest may not always be clear; therefore, employees should consult with higher levels of management in case of any questions. Any employee who becomes aware of a conflict or a potential conflict should bring it to the attention of the Compliance Officer. Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

Corporate Opportunities

All employees, directors and officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Employees, directors and officers are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property or confidential information or their position without the consent of the Board or its designees. No employee may use corporate property, information or their position for improper personal gain (including gain of friends or family members), and no employee, director or officer may compete with the Company directly or indirectly while they are engaged or employed by the Company.

Fair Dealing

Although the prosperity of our Company depends on our ability to outperform our competitors, the Company is committed to achieving success by fair and ethical means. We seek to maintain a reputation for honesty and fair dealing among our competitors and the public alike. In light of this aim, dishonest, unethical or illegal business practices are prohibited. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual to avoid such practices. Furthermore, each employee, director and officer should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee, director or officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

Company personnel are prohibited from receiving a payment or anything of value from a vendor or other entities/individuals in the private sector in exchange for a purchasing decision, subject to exception for gifts or nominal value (e.g. non-lavish meals, marketing materials, t-shirts, caps, etc.).

Donations, Gifts, Payments to Customers and Physicians

The U.S. and most other countries have laws and regulations that govern the Company’s provision of donations, gifts, or payments to customers or physicians. The Company’s policy is that its employees, directors and officers will comply with all such laws and regulations. The Company will not pay or otherwise remunerate a physician or customer in exchange for ordering, prescribing, purchasing, or recommending the Company’s products. All business courtesies such as meals, transportation, and entertainment provided to a physician or customer must be modest in amount and related to a legitimate business purpose. Donations to customers or organizations closely affiliated with customers shall entail a benefit to society and be made to promote better health care, demonstrate good corporate leadership, or serve a genuine educational function. The Company may enter into legitimate agreements to compensate customers and physicians for consulting, research, or other services rendered, and reasonable costs incurred, where the services have value to the Company and are provided for fair market value. All such agreements must be in writing.

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Advertising and Promotion

The advertising and promotion of the Company’s products are subject to extensive regulation. For example, companies may not promote medical device or drug products or product indications that are not approved by regulatory authorities. These regulations also require that employees, directors and officers represent the Company’s products in a manner consistent with applicable labeling and market approvals. It is the Company’s policy to promote and market its products in a lawful and truthful manner in accordance with the applicable laws and regulations. To help ensure compliance in this area, all promotional materials must be reviewed and approved by the appropriate internal departments prior to distribution.

Health and Safety

The Company strives to provide a safe and healthy work environment. All employees are responsible for maintaining a safe and healthy workplace for all other employees by following the Company’s safety and health rules, policies and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Insider Trading

No director, officer or employee may purchase or sell any Company securities while in possession of material non-public information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material non-public information regarding that company. Employees, directors and officers are not permitted to use, share or disseminate confidential information for stock trading purposes or for any other purpose except the conduct of our business. To use confidential information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

Payments to Government Personnel

The United States Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the United States government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Protection and Proper Use of Company Assets

No secret or unrecorded fund of Company assets or cash shall be established or maintained for any purpose. Anyone spending or obligating Company funds should be certain that the transaction is properly and appropriately documented and that the Company receives appropriate value in return.

All employees, directors and officers should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited. Any suspected incident of fraud or theft should be immediately reported to the Compliance Officer for investigation. Company assets should only be used for legitimate Company business, though incidental personal use may be permitted.

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The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

Record Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. If you use a business expense account, expenses to be reimbursed must be documented and recorded accurately. If you are not sure whether an expense is appropriate, ask your supervisor.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. All Company business data, records and reports must be prepared truthfully and accurately. The Company’s business records must be maintained for the periods specified in the Company’s applicable record retention policies.

Employees, directors and officers who contribute to or prepare the Company’s public filings, submissions or communications should do so in accordance with the following guidelines:

▪	All accounting records, as well as reports produced from those records, must be prepared in accordance with the laws of each applicable jurisdiction.

▪	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

▪	All records must fairly and accurately reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

▪	The Company’s accounting records must not contain any false or intentionally misleading entries.

▪	No transactions should be intentionally misclassified as to accounts, departments or accounting periods.

▪	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

▪	No information should be concealed from internal auditors or independent auditors.

▪	Compliance with the Company’s system of internal accounting controls is required.

Business records and communications often become public, and employees, directors and officers should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports.

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Disclosure

The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

Each director, officer and employee who is involved in the Company’s disclosure process must (a) be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and (b) take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Implementation

All employees must sign a statement certifying that they have read and understand this Code and are aware of the consequences of non-compliance with it; such certification shall be renewed annually. Violations of this Code or of any direction given by management in order to effect the provisions, goals, and aims of this Code may result in disciplinary action, up to and including termination of employment.

Waiver

Any waiver of this Code for executive officers or directors may be made only in writing (including an explanation of the reason for such waiver) by the Board of Directors, or a Board committee responsible for corporate governance, and will be promptly disclosed as required by law. Any waiver of this Code for other employees must be approved in writing by the head of human resources, the general counsel of the Company, or other appropriate person as may be designated in this Code.

Reporting Violations of this Code

Employees, directors and officers are responsible for being aware of the corporate policies applicable to their activities and to comply with them fully. If you become aware of a violation of this Code or believe that a violation may take place in the future, you must promptly report the matter. Failure to report a known violation allows misconduct to go unremedied and is itself grounds for discipline. Ordinarily, the report may be made to the employee’s immediate supervisor, the human resources department, the general counsel of the Company or any senior manager of the Company, who, in turn, must report it to the Compliance Officer. If the report pertains to concerns regarding questionable accounting or auditing matters, the employee should direct the report to the Compliance Officer or to the Chair of the Audit Committee of the Board of Directors, as described in the Company’s policy entitled “Employee Complaint Procedures for the Reporting of Accounting and Auditing Matters.” Directors and management of the Company shall report any material violations of this Code to the Audit Committee of the Board of Directors. The Audit Committee shall, on a periodic basis review the Code and discuss its implementation and any potential revisions to the Code with the Board of Directors.

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Reports concerning potential violations of this Code may also be made directly to the Compliance Officer, in person or in writing, and may be anonymous, at the employee’s discretion, through the following:

▪	Contact the Compliance Officer using the feedback form at [__] or by mail at Sonoma Pharmaceuticals, Inc., 1129 North McDowell Blvd., Petaluma, CA 94954.

▪	Contact the Compliance Officer at the following telephone number: (707) 283-0550.

After receiving a report of an alleged prohibited action, the Audit Committee or the Compliance Officer must promptly take all appropriate actions necessary to investigate. All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

Employees, directors and officers submitting a report on an anonymous basis are strongly encouraged to keep a copy of the report (if made in writing) and a record of the time and date of their submission, as well as a description of the matter as reported if the report was not in writing.

Employees, directors and officers are encouraged to provide as much specific information as possible, including names, dates, places and events that took place, relevant documents and the employee’s perception of why the incident(s) may be misconduct.

If possible, the individual should provide a means by which she/he can be contacted in the event that an investigator needs to follow-up or wants to report back to the employee.

We will not allow retaliation against an employee, director or officer for reporting a possible violation of this Code unless it can be shown that the report was knowingly false. Retaliation for reporting a federal offense is illegal under federal law and prohibited under this Code. Such retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution. The employee, director or officer is protected from retaliation even if the investigator does not agree that there has been a violation. However, if the employee, director or officer making the report was involved in improper activity, the fact that he or she reported it will not necessarily prevent him or her from being disciplined for his or her participation in the violation. In these circumstances, the Company may consider the individual’s conduct in promptly reporting the information as a mitigating factor in any disciplinary decision.

Enforcement

The Company must ensure prompt and consistent action against violations of this Code. If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

If, after investigating a report of an alleged prohibited action by any other person, the Compliance Officer determines that a violation of this Code has occurred, the Compliance Officer will report such determination to the Audit Committee.

Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the Audit Committee will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

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Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations, it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

▪	Make sure you have all the facts. In order to reach the right solutions, one must be as fully informed as possible.

▪	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

▪	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

▪	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

▪	Seek help from Company resources. In the event it is inappropriate to discuss an issue with your supervisor, or if you do not feel comfortable approaching your supervisor with your question, you may also call the Compliance Officer.

▪	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected.

▪	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

Accountability for Adherence to this Code

The Board, or the Audit Committee shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and shall include written notices to the individual involved that the Board, the Audit Committee or its designee has determined that there has been a violation, and may include censure by the Board, the Audit Committee or its designee, demotion or re-assignment of the individual involved, suspension with or without pay (as determined by the Board or its designee) and termination of the individual’s employment or other service.

Each of the Audit Committee (in the case of a violation by a director or executive officer), the Board of Directors and the Compliance Officer (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code. Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.

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